UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

DOT HILL SYSTEMS CORP.

(Name of Subject Company)

DOT HILL SYSTEMS CORP.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

25848T109

(CUSIP Number of Class of Securities)

Dana W. Kammersgard

President and Chief Executive Officer

Dot Hill Systems Corp.

1351 S. Sunset Street

Longmont, CO 80501

(303) 845-3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Rama Padmanabhan, Esq.

Thomas A. Coll, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On August 18, 2015, Dot Hill Systems Corp., a Delaware corporation (“Dot Hill”) and Seagate HDD Cayman, an exempted company with limited liability organized under the laws of the Cayman Islands (“Seagate”), issued a joint press release announcing the execution of an Acquisition Agreement (the “Acquisition Agreement”). Pursuant to the Acquisition Agreement, Denali Acquisition Sub Corp., a Delaware corporation and a wholly owned subsidiary of Seagate (“Purchaser”), will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Dot Hill common stock for $9.75 per share in cash. If successful, the Offer will be followed by a merger of Purchaser with and into Dot Hill (the “Merger”).

This Schedule 14D-9 filing consists of the following document relating to the proposed Offer and Merger:

(i)	Letter to holders of Dot Hill stock options, first used on August 24, 2015.

2

Notice to Holders of Dot Hill Stock Options

On August 18, 2015, we announced that Seagate and Dot Hill have entered into a definitive acquisition agreement under which we expect that Seagate will acquire Dot Hill following the conclusion of a cash tender offer to purchase Dot Hill’s common stock for $9.75 per share in cash, for a total equity purchase price of approximately $694 million (the “Offer”). Upon satisfaction of certain conditions, including the majority of Dot Hill’s common stock being tendered into the Offer, the remaining shares will be acquired at the same price per share through a second-step merger (the “Merger,” and collectively with the Offer, the “Transaction”). After the Transaction closes, Dot Hill is expected to become a part of a Seagate’s Cloud Systems and Electronic Solutions (CSES) Business Unit.

The following Frequently Asked Questions are intended to provide you with information regarding the treatment of your stock options in the Transaction:

How does the tender offer work and when will it likely happen?

In a cash tender offer, cash is offered to company stockholders in exchange for their shares. Thus Seagate is offering $9.75 in cash in exchange for each share of common stock. Concurrently with the Offer, as with any acquisition this size, there will be customary regulatory filings in the U.S.. We expect that the Transaction will close by December 31, 2015, subject to customary closing conditions and regulatory approvals. If the Offer is successfully completed and the other conditions to the Merger are satisfied, the Merger will be effected without a vote of Dot Hill’s stockholders, in accordance with Delaware law, and Dot Hill’s stock will be delisted from NASDAQ.

What happens if I tender stock that I own?

Pursuant to the acquisition agreement, Seagate will commence a tender offer to acquire all of the issued and outstanding shares of Dot Hill for $9.75 per share in cash. You may elect to participate in the Offer with respect to any shares of Dot Hill stock that you hold. You will separately receive communications regarding the terms of the Offer along with Dot Hill’s other shareholders.

What happens if I do not tender stock that I own?

If the Offer is successfully completed and the other conditions to the Merger are satisfied, the Merger will be effected in accordance with Delaware law and you will receive $9.75 per share in cash in exchange for your Dot Hill stock, which is the same amount of consideration per share that you would have received had you tendered your shares in the Offer (subject to your right to pursue appraisal under Delaware law). Therefore, if the Merger takes place (and you do not exercise and perfect statutory appraisal rights), the only difference between tendering and not tendering your Dot Hill stock in the Offer is that you will be paid earlier if you tender your stock.

What will happen to my unvested Dot Hill stock options?

If you continue in service at the closing of the Transaction:

If you continue in service with Dot Hill, Seagate or a subsidiary of either company at the closing of the Transaction, then each of your options that is then outstanding and unvested will be assumed by Seagate and converted into an option of equivalent value to acquire Seagate stock, using a conversion formula based on the ratio of the $9.75 merger consideration to the five-day trading average of Seagate stock prior to the Transaction, as set forth in more detail in the Transaction agreement.

The following example (which is for illustrative purposes only) illustrates how this conversion would work:

Original Dot Hill Option Immediately Pre-Transaction

Number of shares: 10,000

Exercise Price: $2.00

Dot Hill Stock Price: $9.75

Aggregate Spread: ($9.75 - $2.00) x 10,000 = $77,500

Five-Day Average Seagate Stock Price = $19.50

Exchange Ratio = $9.75/$19.50 = 0.5

New Seagate Option Immediately Post-Transaction

Number of shares: 10,000 x 0.5 = 5,000

Exercise Price: $2.00 / 0.5 = $4.00

Seagate Stock Price: $19.50

Aggregate Spread: ($19.50 - $4.00) x 5,000 = $77,500

The new Seagate option will generally continue to be subject to the same terms and conditions as the original Dot Hill stock option, including the vesting restrictions.

If you terminate employment prior to the closing of the Transaction:

If you terminate employment prior to the closing of the Transaction, then, pursuant to the terms of your stock option, the unvested portion of your stock option will be immediately cancelled. The vested portion of your stock option will be subject to exercise pursuant to the terms and conditions of your stock option agreement, including the payment of the exercise price.

What will happen to my vested Dot Hill stock options?

If you exercise your stock option:

You may exercise your vested stock option through the date which is five business days prior to the consummation of the Transaction, subject as always to the Company’s Insider Trading Compliance Policy, Window Period Policy and applicable law. We will provide you with updated information as to that deadline as the date of completion of the Transaction approaches.

If you are a Dot Hill shareholder by virtue of exercising your stock option, then you will be treated like other shareholders and may elect to participate in the tender offer with respect to any shares of Dot Hill stock that you hold. You will separately receive communications regarding the terms of the tender offer along with Dot Hill’s other shareholders.

Please note that if you have vested incentive stock options (“ISOs”), and you exercise these ISOs prior to the Transaction, then, in compliance with applicable tax regulations, taxes will not be withheld by Dot Hill on such exercise, and you should consult with your tax advisor as to any taxes you may be required to remit based on the cash you ultimately receive for those shares. If you exercise nonqualified stock options, withholding will be performed at the minimum required level, and you should check with your tax advisor as to any additional taxes you may be required to remit.

If you do not exercise your stock option:

If you do not exercise your vested stock option as described above, then the stock option will be cancelled immediately prior to the closing of the Transaction and converted into the right to receive a cash payment equal to the product of (a) the Transaction price ($9.75) minus the exercise price of the option, multiplied by (b) the number of shares subject to the stock option, subject to applicable withholding. This amount will be reported on your 2015 W-2 as compensation income and will be paid to you no later than 30 days following the closing of the Transaction. Each stock option that is outstanding and unexercised immediately prior to the closing of the Transaction that has an exercise price equal to or greater than $9.75 will be cancelled immediately prior to the closing of the Transaction without consideration.

Can I tender my stock options as part of the tender offer?

No. Only shares of Dot Hill stock may be tendered as part of the Offer. Unexercised stock options may not be tendered.

Who can answer any additional questions I may have?

As we move through this process, we will do our best to keep you informed and communicate clearly and in a timely fashion. We know you will have lot of questions and will do our best to provide details and answers as we work through the integration process and decisions are made. We are currently setting up several conference calls, in-person town hall visits and developing resources to ensure you have information and we encourage you to participate in these meetings.

In addition, if you have any questions, please feel free to send your questions via email to Jodi Bochert or Sandy Kaiser. Your manager will also be available to answer questions. Please do not contact Seagate.

Can the Company provide me with advice as to my personal tax situation?

The Company cannot provide you with advice as to your personal tax situation. Please consult with your personal tax advisor as to all such matters, including any application of AMT (alternative minimum tax) which may apply to your personal circumstances.

Please note that this Q&A is a summary only, and is subject to the terms of the Transaction agreement. In the event of any conflict between this document and the Transaction agreement, the Transaction agreement will control.

About the Tender Offer

THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF DOT HILL COMMON STOCK. THE TENDER OFFER DESCRIBED IN THIS DOCUMENT HAS NOT YET COMMENCED.

At the time the Offer is commenced, a subsidiary of Seagate will file a Tender Offer Statement on Schedule TO with the United States Securities and Exchange Commission (“SEC”), and Dot Hill will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer.

The Offer to Purchase, the related Letter of Transmittal and certain other Offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Dot Hill at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be available without charge at the SEC’s web site, at http://www.sec.gov. Free copies of these materials and certain other offering documents will be sent to Dot Hill’s stockholders by the information agent for the Offer.

DOT HILL STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, INCLUDING ALL AMENDMENTS TO THOSE MATERIALS. SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

Forward Looking Statements

This communication contains forward-looking statements. These forward-looking statements are based on information available to Dot Hill as of the date of this communication. Current expectations, forecasts and assumptions involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those anticipated by these forward-looking statements. The actual results of the transaction could vary materially as a result of a number of factors, including: uncertainties as to how many of Dot Hill’s stockholders will tender their stock in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including the possibility that required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction; the possibility that the transaction may not be timely completed, if at all; and the possibility that, prior to the completion of the transaction, if at all, Dot Hill’s business may experience significant disruptions due to transaction-related uncertainty. Other factors that may cause actual results to differ materially include those set forth in the reports that Dot Hill files from time to time with the SEC, including Dot Hill’s annual report on Form 10-K for the fiscal year ended December 31, 2014 and subsequent quarterly and current reports on Forms 10-Q and 8-K.